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                              February 24, 2022

       Mala Ray
       Controller
       Encision Inc.
       6797 Winchester Circle
       Boulder, CO 80301

                                                        Re: Encision Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2021
                                                            Filed June 23, 2021
                                                            Form 10-Q for the
Quarterly Period Ended December 31, 2021
                                                            Filed February 14,
2022
                                                            File No. 001-11789

       Dear Ms. Ray:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2021

       Item 9 A (T). Controls and Procedures, page 42

   1.                                                   We note that you
included management   s assessment of the effectiveness
                                                        of internal control
over financial reporting and that you have a material weakness over your entity level
control environment; however, your report does not include a statement as to whether or not
internal control over financial reporting is effective as required by
                                                        Item 308(a) of
Regulation S-K. Please amend your Form 10-K to include a statement as to whether or not ICFR
is effective at March 31, 2021. Additionally, in your revised disclosure please
provide a discussion of your remediation plan to address any material weaknesses.
 Mala Ray
Encision Inc.
February 24, 2022
Page 2



Form 10-Q for the Quarterly Period Ended December 31, 2021

Item 4 - Controls and Procedures, page 21

2.       We note the disclosure relating to Management   s Report on Internal
Control Over
         Financial Reporting. Please note that Item 308 of Regulation S-K only requires you to
         provide management   s report on its annual assessment of internal
control over financial
         reporting. Please tell us whether your management performed such an assessment as of the end of the quarter. If you did not, please revise the filing to remove the disclosures. To the extent you performed the assessment and intended to comply with
Item 308(a) of
         Regulation S-K, in your amended Form 10-Q, please include a separate section to provide all the disclosures required by that Item.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lynn Dicker at (202) 551-3616 or Eric Atallah, Senior Accountant, at
(202) 551-3663 with any questions.



FirstName LastNameMala Ray                                      Sincerely,
Comapany NameEncision Inc.
                                                                Division of
Corporation Finance
February 24, 2022 Page 2                                        Office of Life
Sciences
FirstName LastName